EXHIBIT 21.1

MedImmune, Inc. Subsidiaries

Name	State or Jurisdiction of Organization

1. MedImmune Oncology, Inc.	Delaware

2. MedImmune Finance, Inc.	Delaware

3. MedImmune Pharma BV	Netherlands

4. MedImmune Vaccines, Inc.	Delaware

5. MedImmune U.K. Ltd.	United Kingdom

6. MedImmune Ventures, Inc.	Delaware

7. MedImmune Distribution Holdings, Inc.	Delaware

8. MedImmune Commercial Operations, Inc.	Delaware

9. MedImmune Distribution, LLC	Delaware

10. MedImmune Affairs, Inc.	Delaware

11. MedImmune International, LLC	Delaware

12. MedImmune International Holdings (Bermuda) LP	Bermuda

13. MedImmune International Holdings (The Netherlands) BV	Netherlands

14. MedImmune International Distribution BV	Netherlands

15. Cellective Therapeutics, Inc.	Delaware